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SEC
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Section
AUG 2 0 2020
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-09698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2019 AND ENDING 05/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercoastal Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E Palmetto Park Road Suite 108
(No. and Street)

Boca Raton | Florida | 33432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company. P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd Ste 240 Boca Raton | Florida | 33431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercoastal Capital Markets, Inc., as of May 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercoastal Capital Markets, Inc. (the "Company") as of May 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2015
Boca Raton, Florida
August 17, 2020

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2020

ASSETS

Assets:	
Cash and cash equivalents	$ 1,365,547
Securities owned, at fair value	32,127,141
Due from clearing brokers, net	1,305,407
Clearing broker deposits	201,652
Prepaid expenses	64,246
Receivable from settlement	23,100
Security deposits	13,910
Fixed assets, net	361,874
Right of use asset, net	515,014
Total assets	$ 35,977,892

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Compensation payable	$ 198,795
Due to clearing broker, net	21,713,179
Accounts payable and accrued expenses	61,835
Payroll taxes payable	40,608
Lease Obligation	521,834
Loan Payable	340,700
Securities sold, not yet purchased, at fair value	2,341,708
Total liabilities	25,218,659
Commitments and contingencies (See Note 7)	
Stockholder's equity:	
Common stock, $1 par value, 500,000 shares authorized, issued and outstanding	500,000
Additional Paid-in-capital	3,801,063
Retained earnings	6,458,170
Total Stockholder's equity	10,759,233
Total liabilities and stockholder's equity	$ 35,977,892

See accompanying notes to financial statements

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2020

Revenues:	
Proprietary Gains- Sales Representatives	$ 377,134
Proprietary trade losses	(1,060,223)
Interest and dividend income	5,649,507
Net unrealized gain on trading securities	2,575,237
Other	34,233
Total revenues	7,575,888
Expenses:	
Compensation and related expenses	5,094,240
Depreciation and Amortization expense	130,935
Professional fees	75,857
Clearing charges	371,251
Terminal Expense	1,426,125
Fidelity Bond Insurance Costs	9,937
Office occupancy	247,930
Communications and data processing	72,282
Regulatory fees	76,995
Travel and Entertainment	62,900
Interest Expense	1,724,745
Tax Expenses	4,311
Loss from disposal of fixed assets	19,784
Other expenses	152,345
Total expenses	9,469,637
Net loss	$ (1,893,749)

See accompanying notes to financial statements

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2020

	Common Stock Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance as of May 31, 2019	500,000	$ 500,000	$ 3,801,063	$ 8,571,919	$ 12,872,982
Net Loss	-	-	-	(1,893,749)	(1,893,749)
Stockholder distributions	-	-	-	(220,000)	(220,000)
Balance as of May 31, 2020	500,000	$ 500,000	$ 3,801,063	$ 6,458,170	$ 10,759,233

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2020

Cash flows from operating activities:		
Net loss	$	(1,893,749)
Adjustments to reconcile net loss to net cash provided by operating activities		
Unrealized trading loss		2,575,237
Non-cash lease expense		6,820
Depreciation		130,935
Loss on asset disposal		19,784
Change in operating assets and liabilities:		
Securities owned, at fair value		13,431,280
Due from clearing brokers		(7,196,528)
Employee loan receivable		7,970
Receivable from settlement		(23,100)
Prepaid expenses		256,834
Clearing broker deposit		(566)
Security Deposits		(5,753)
Compensation payable		49,701
Due to clearing brokers		126,963
Securities sold, not yet purchased, at fair value		(6,284,454)
Accounts payable and accrued expenses		9,630
Payroll taxes payable		(22,305)
Net cash provided by operating activities		1,188,699
Cash Flows from investing activities:		
Purchases of furniture, equipment and leasehold improvements		(492,585)
Net cash used in investing activities:		**(492,585)**
Cash Flows from financing activities:		
Stockholder distributions		(220,000)
Loan proceeds		340,700
Net cash provided by financing activities		**120,700**
Net increase in cash		816,814
Cash and cash equivalents, beginning of year		548,733
Cash and cash equivalents, end of year	$	1,365,547
Non-cash Investing and Finance Activities:		
Initial of Right of Use Asset and Lease Liability	$	550,834

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. The Company is wholly owned by Trifecta Holdings, LLC. The Company's present operations include the proprietary trading of fixed income securities including but not limited to securitized products, certificates of deposits and municipal securities. All securities transactions are cleared through non-affiliated clearing firms on a fully disclosed basis.

NOTE 2 – BASIS OF ACCOUNTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Use of Estimates
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The most significant estimates in accompanying financial statements is the valuation of the rights of use asset and correspondingly lease liability, collectability of receivables and estimated life of fixed assets.

Cash and Cash Equivalents
The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2020, all cash was on deposit in banks and at the clearing houses. Periodically, the amount on deposit exceeds the FDIC insurance limits.

Securities Transactions
The Company is engaged in the proprietary trading of fixed income securities including but not limited to securitized products, certificates of deposits and municipal securities through securities clearing firms. Proprietary securities transactions are recorded on the trade date as if they had settled on that date.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company has a minimal amount of retail customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of May 31, 2020, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority. As of May 31, 2020, the tax years since 2017 remain open for audit.

Defined Contribution Plan
The Company provides a contributory 401K plan for its employees. For the fiscal year ended May 31, 2020 the Company's contribution to the plan was allocated to 3% on the first $100,000 dollars for each person's payroll and then 1.5% for the balance of the payroll. The Company contributed approximately $52,823 to the plan for the year ended May 31, 2020.

Operating Lease Right-of Use ("ROU") Asset and Lease Liabilities
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842). The updated guidance requires lessees to recognize lease assets and lease liabilities for most operating leases. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The updated guidance is effective for interim and annual periods beginning after December 15, 2018.

On June 1, 2019, the Company adopted ASU No. 2016-02, applying the package of practical expedients to leases that commenced before the effective date whereby the Company elected to not reassess the following: (i) whether any expired or existing contracts contain leases and; (ii) initial direct costs for any existing leases. For contracts entered into on or after the effective date, at the inception of a contract the Company assessed whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. The Company will allocate the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments. The Company has elected not to recognize right-of-use ("ROU") assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease

expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in office occupancy in the statement of operations.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital Rule of the Securities and Exchange Commission. The Company has a capital requirement which is calculated as the greater of $100,000 or 6 2/3% aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $7,666,884, which is above the $1,482,053 net capital amount required to be maintained at May 31, 2020. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 2.90 to 1.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to their value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The following table shows the Company's financial instruments adjusted cost, gross unrealized gains (loss) and fair value by significant investment category as of May 31, 2020:

	Adjusted Costs	Unrealized Gains (Losses)	Fair Value Level 2
Securities Owned			
Mortgage Backed Securities	$ 14,838,201	$ (321,406)	$ 14,516,795
Corporate Bonds	10,139,777	99,951	10,239,728
Municipal Bonds	7,490,397	(215,007)	7,275,390
Options	196,123	(100,895)	95,228
Totals	$ 32,664,498	$ (537,357)	$ 32,127,141
Securities Sold, Not Yet Purchased			
Liabilities			
U.S. Treasury Securities	$ 2,318,217	$ (22,145)	$ 2,296,072
Other Securities	2,023	11	2,034
Options	41,939	1,663	43,602
Totals	$ 2,362,179	$ (20,471)	$ 2,341,708

NOTE 5 – FIXED ASSETS

Fixed assets consist of computer equipment. furniture and fixtures and leasehold improvements with the following balances at May 31, 2020:

Computer equipment	$ 6,690
Furniture and fixtures	113,808
Leasehold improvements	377,535
Total Costs	498,033
Less: Accumulated depreciation and amortization	(136,159)
Fixed assets, net	$ 361,874

Depreciation expense for the year ended May 31, 2020 was $ 130,935. During 2020 the Company disposed of assets with a net book value of $19,784 and recognized a loss on disposal for the same amount.

NOTE 6- DUE FROM/TO CLEARING BROKERS, NET

Amounts due to clearing broker, net at May 31, 2020 consist of the following:

Payable to clearing broker	$ 30,371,754
Less: deposits for securities borrowed/loaned	8,658,575
Due to clearing broker, net	$ 21,713,179

The interest rate charged is as below:

- Int'l FCStone – Cost of funds + 75 Basis Points, 4.0%
- Hilltop Securities – Broker call + 150 Basis Points, 3.75%

Amounts due from clearing brokers, net at May 31, 2020 consist of the following:

Receivable from trading profits	$ 9,963,982
Less: Deposits for securities borrowed/loaned, net	8,658,575
Due from clearing brokers, net	$ 1,305,407

NOTE 7 – Commitments and Contingencies

Clearing Agreements

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Int'l FCStone. Our agreement was signed on November 7, 2016 and renews on a yearly basis at the same terms.

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Hilltop Securities, Inc. The Agreement was signed October 12, 2018 and is effective through October 12, 2021.

Effective October 2019, the company signed a Fully Disclosed Clearing Agreement with Mirae Asset Securities (USA), Inc. As of this audit date there has been no business conducted with the clearing firm.

Office Lease Obligations

The Company has four lease commitments, a Boca Raton, Florida office, a Summit, New Jersey office, a Buffalo, New York office, and a Charlotte, North Carolina office. The Walnut Creek, California office lease was terminated.

Rent expense for all office leases discussed below, including Common Overhead Maintenance (CAM) and other miscellaneous charges under all leases, for the year ended May 31, 2020 was $238,361.

Short Term Leases

In January 2018, the Company entered into a lease in Buffalo, New York for an executive suite with a fixed monthly rent of $700. The lease also includes furnishings, telephone, telephone lines, and internet access. There was an installation, administration and set-up fee. A parking space is also included in the rent. This lease term is one year, commencing February 1, 2018. The lease was extended another year until January 31, 2021 at a rent of $780 a month. A security deposit of $700 was required. Future minimum lease payments in Fiscal Year 2021 are $6,240.

In February 2020, the Company extended their annual lease in Charlotte, North Carolina for a fully furnished, staffed, and equipped executive suite with a fixed monthly rent of $919 and a security deposit of $1,838. Future minimum lease payments in Fiscal Year 2021 are $6,433.

In August 2018, the Company entered into an "as is basis" one-year sublease, with the option to extend for one more year, in Summit, New Jersey. The company paid a security deposit of $1,838. In July 2020 the company extended the sublease to August 31, 2021. The current rent for the new sublease is $950 a month. The future minimum lease payments in Fiscal Year 2021 are $11,400 and in 2022 are $2,850.

Long Term Lease Right of Use Asset and Lease Obligation

On October 15, 2019, the Company entered into a seven-year lease with a related party affiliate for a new Boca Raton, Florida office for approximately 4,324 square feet. A $ 13,210 deposit was paid at that time. The agreed upon monthly rent for the first year is $9,008 and a CAM fee of $4,201 with a 3% annual increase in the base rent each year. Utilities and common area maintenance (CAM) services, as calculated by the landlord, shall be the Company's responsibility.

In adopting ASC Topic 842, Leases (Topic 842), the Company has elected the 'package of practical expedients', which permit it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. In addition, the Company elected not to apply ASC Topic 842 to arrangements with lease terms of 12 month or less. On June 1, 2019, upon adoption of ASC Topic 842, the Company recorded right-of-use assets and lease liabilities of $550,834.

The significant assumption used to determine the present value of the lease liability was a discount rate of 12% which was based on the Company's estimated incremental borrowing rate.

Right-of-use asset ("ROU") is summarized below:

		May 31, 2020
Operating office lease	$	550,834
Less: accumulated reduction		(35,820)
Balance of ROU asset as of May 31, 2020	$	515,014

Operating lease liability related to the ROU asset is summarized below:

		May 31, 2020
Operating office lease	$	550,834
Less: accumulated reduction		(29,000)
Balance of ROU asset as of May 31, 2020	$	521,834

Future minimum lease payments under the non-cancelable long-term operating lease as of May 31 are as follows:

Year ended May 31, 2021	$	110,262
Year ended May 31, 2022		113,570
Year ended May 31, 2023		116,977
Year ended May 31, 2024		120,486
Year ended May 31, 2025		124,101
Thereafter		170,850
		756,246
Less: Imputed Interest		(234,412)
Present Value of Lease Liabilities	$	521,834

Legal Matters

In May 2019, the Company initiated an arbitration suit against a former trader to recover net losses in his trading account, as per that trader's employment contract. A settlement agreement was signed effective January 17, 2020. The trader gave the firm an initial payment of $7,500 and agreed to pay $1,100 monthly for twenty-four (24) months.

NOTE 8 – LOANS PAYABLE

The Paycheck Protection Program (PPP) is a loan designed to provide a direct incentive for small businesses to keep their workers on the payroll. The Small Business Administration (SBA), will forgive loans if all employee retention criteria are met, and the funds are used for eligible expenses. On April 27, 2020, the firm received a $340,700 PPP loan. The PPP loan has an annual interest rate of 1% and is payable in 18 equal monthly installments beginning six months after the April 27, 2020 loan date. The entire amount is anticipated to be forgiven but the company is treating the amount as a liability until the forgiveness application is completed and approved. For Net Capital purposes, the used portion of the loan is treated as non-aggregate indebtedness. As of the audit date $124,314 has been used for eligible expenses.

NOTE 9 – RELATED PARTY TRANSACTIONS

Distributions paid to the Parent Company are based on the profits for each month. Distributions paid during the year ended May 31, 2020 were $220,000.

NOTE 10 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts at two clearing brokerage firms. Each brokerage firm account is covered for only custody protection by SIPC for up to $500,000 per clearing firm.

At May 31, 2020, cash in banks and clearing firms exceeded the federally insured limits by $11,608,446.

At May 31, 2020, 67% of the due from clearing broker was due from one broker and 33% from the other.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 17, 2020, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

SUPPLEMENTARY INFORMATION

INTERCOASTAL CAPITAL MARKETS, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITES AND EXCHANGE COMMISSION
MAY 31, 2020

Net capital:		
Total stockholder's equity	$	10,759,233
Non-allowable assets:		
Right of use lease	$	515,014
Furnishings & equipment		361,874
Prepaid Expenses		64,246
Due from settlement		23,100
Deposits		13,910
Total non-allowable assets		(978,144)
Haircuts on securities		(2,114,205)
Total net capital	$	7,666,884
Minimum net capital required - 6 2/3% of aggregate indebtedness or $100,000 whichever is greater		1,482,053
Excess net capital	$	6,184,831
Aggregate indebtedness		22,230,803
Ratio of aggregate indebtedness to net capital		290.0%
Reconciliation		
Net Capital, per unaudited May 31, 2020 Focus report, as filed	$	6,249,700
Net audit adjustments affecting net capital		1,363,638
Change in undue concentrations included in haircuts, due to audit adjustments		53,546
Net capital, per May 31, 2020 audited report, as filed	$	7,666,884

See accompanying notes to financial statements

Intercoastal Capital Markets, Inc. is claiming exemption under the provisions of SEC Rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Report

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Intercoastal Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intercoastal Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Intercoastal Capital Markets, Inc. stated that Intercoastal Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Intercoastal Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercoastal Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
August 17, 2020

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

ICM
INTERCOASTAL
CAPITAL MARKETS
MEMBER: FINRA, MSRB, SIPC

July 23, 2020

Exemption Report

RE: Intercoastal Capital Markets, Inc. – Fiscal Year End May 31, 2020 Certified Audit

Intercoastal Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to best of my knowledge and belief the company has met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year, without exception, and qualify for the exemption under the rule.

X ______________________________

John Rogers
CCO